FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release & CEO Message dated October 29, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: October 29, 2003

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

MICROLOGIX RELEASES CEO MESSAGE

Vancouver, BC, CANADA - October 29, 2003 - Micrologix Biotech Inc. (TSX: MBI; OTC: MGIXF), today issued its CEO Message in which Dr. Jim DeMesa, MD, President & CEO, discusses certain of the Company’s activities.

To obtain a copy of the CEO Message, please visit the Micrologix web site at www.mbiotech.com or contact Investor Relations at 1-800-665-1968, Extension 241.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company’s focus is anti-infective drug development with three product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

Contacts:

Jonathan Burke Investor & Media Relations Micrologix Biotech Inc. Telephone: 604-221-9666 Ext 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Shayne Payne/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

|CEO MESSAGE|

October 29, 2003

Since we expect to receive MBI 594AN Phase IIb clinical trial results very soon, and plan to communicate broadly and thoroughly once the results are available, this CEO Message will mainly address some of our activities over the next 12-18 months as we continue to progress though the “Micrologix transformation” into a broad-based biotechnology company.

There is no question that Micrologix is a different company today as compared to 18 months ago.  The next 18 months, however, could prove to be the most significant period in the history of our company, since we expect Micrologix to transform much further as we continue to implement our Strategic Plan.

First, there is our current pipeline.  Significant progress has been made in our lipopeptide lead identification and optimization effort, and as we have stated previously, we expect our next development candidate to be announced from this program before the end of the year.  We see this as an important milestone and future value driver for several reasons.  This will be the first systemic product candidate advanced to the lead candidate stage ever in the company’s history.  Also, daptomycin, a lipopeptide from Cubist, recently received FDA approval, proving the clinical and regulatory feasibility of this type of product.  In addition, the results of preclinical testing thus far indicate some very distinguishing and attractive features as compared to many products currently approved or under development.  In fact, we recently obtained very encouraging feedback from our Clinical Advisory Board on review of the data from the lipopeptide program, which has helped expand our original thinking about this product opportunity.

In addition, our hepatitis programs (for HBV & HCV chronic infections) are advancing in the lead identification process.  Although these are early-stage programs, the value driving potential is expected to be significant with this technology if we can get a hepatitis product candidate into the IND process.  One of the members of our recently formed Scientific Advisory Board, Dr. Lorne Tyrell (an internationally recognized expert in hepatitis) is involved in advising us on the development of this technology.

These are examples of how we are transforming our company with our new pipeline.  Internally, we remain focused on Capital, Clinicals, and Critical Mass as our mantra to help guide us through this phase of our transformation.  In the area of capital, for example, we are quite aware we now have a very “full plate”.  So, to best leverage our internal resources, we expect to begin out-licensing certain early-stage assets, thereby managing our burn rate and headcount while simultaneously retaining some upside in the technology.  Additionally, we continue to pursue sources of non-dilutive capital intended to assist with the development of some of the programs in our pipeline.

In the area of clinicals, as mentioned above, our MBI 594AN study results are imminent.  Since no one can ever be certain of the outcome of any clinical trial, the process includes taking what is learned in earlier studies to develop the protocols for future studies.  The clear trend toward efficacy seen in the Phase IIa acne proof-of-concept study, therefore, is one of several factors indicating that the results required to advance this program are achievable.  So, when we “open the envelope” to the results of this study, we believe such data will bring us one step closer to a more appropriate valuation for our company.  If, on the other hand, we do not get the results we need to move this program ahead, it will be exceedingly clear that the plan to expand our pipeline was not only important, but essential.

Also, in an effort to optimize our value (and again in the area of clinicals), we announced last month the extension of the review period for the MBI 226 Phase III results by Fujisawa.  Let me explain a bit more of what that announcement means.  First, as we have mentioned many times, our relationship with Fujisawa has been outstanding.  They are a first class operation, with first rate people, and a true win-win partnership philosophy.  And regarding the study, one thing some people forget is that, although the primary endpoint in the Phase III study was missed, MBI 226 actually performed significantly better than the standard of care in the two important secondary endpoints.  So, as part of the detailed analysis of the data of the Phase III MBI 226 study, it became clear there could still be viable regulatory and market options open to us with this product (either with Fujisawa or with other interested potential partners).  While we all know uncertainty can be the least favorable scenario in the short-term, I’m sure most would agree that exploring every rational option available is prudent; especially since in this case it involves minimal cost and resources.

Finally, with all we have on our plate, critical mass still remains an important long-term objective.  This is a slow, gradual process and steady progress is being made; so we must remain committed to the goal as we deal with the realities of the drug development business.  In this area, we expect to continue pursuing additional product opportunities, focusing mainly on clinical-stage candidates as we continue our transformation process.

Understandably we are anxious to clear the market’s “dark cloud” of MBI 226 from our horizon as quickly as possible, either by achieving a successful path forward with Fujisawa (or with another partner if Fujisawa decides to terminate our agreement), or by terminating the program swiftly if no viable regulatory or partnering path forward exists.

We also recognize that, one way or the other, MBI 594AN Phase IIb results will have an influence on our situation in the short-term.  As always, however, whatever the results (positive or negative) we will remain focused on our vision for the future and do whatever it takes to maximize our company’s value for the long-term.

Sincerely,

“Jim DeMesa”

Jim DeMesa, MD

President and CEO